Exhibit 99.2

ZOOZ POWER LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2024

ZOOZ POWER LTD

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2024

ZOOZ POWER LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30	December 31
	2024	2023
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	7,721	6,672
Short term deposits	3,507	-
Prepaid expenses	838	203
Other current assets	611	549
Inventory	2,470	2,848
TOTAL CURRENT ASSETS	15,147	10,272

NON-CURRENT ASSETS:
Restricted bank deposits	219	224
Prepaid expenses	104	79
Operating lease right of use assets	1,133	1,309
Property and equipment, net	1,411	1,593
TOTAL NON-CURRENT ASSETS	2,867	3,205
TOTAL ASSETS	18,014	13,477

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable	303	536
Other payables and accrued expenses	912	1,387
Short term employee benefits	662	788
Share based payment liabilities	-	232
Promissory note	856	-
Promissory note - Related party	2,069	-
Current maturities of operating lease liabilities	313	309
TOTAL CURRENT LIABILITIES	5,115	3,252

NON-CURRENT LIABILITIES:
Warrants liability	181	-
Operating lease liabilities	824	1,035
TOTAL NON-CURRENT LIABILITIES	1,005	1,035

TOTAL LIABILITIES	6,120	4,287

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.00286 par value - Authorized: 34,973,575 shares on June 30, 2024 and December 31, 2023; Issued and outstanding: 12,066,115 shares on June 30, 2024 and 5,912,223 on December 31, 2023*	10	5
Additional paid-in capital	66,822	58,780
Accumulated other comprehensive loss	(2,520)	(2,414)
Accumulated deficit	(52,418)	(47,181)
TOTAL EQUITY	11,894	9,190
TOTAL LIABILITIES AND EQUITY	18,014	13,477

* All share and per share information retroactively reflects reverse stock split – see note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

2

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30,
	2024	2023

Revenues	543	784
Cost of revenue	751	981

Gross loss	(208)	(197)

Research and development, net	2,429	2,652
Sales and marketing, net	830	1,331
General and administrative	1,792	1,528

Operating loss	(5,259)	(5,708)

Finance income, net	22	306
Net loss	(5,237)	(5,402)

Net loss per ordinary share attributable to shareholders - basic and diluted*	(0.59)	(0.91)
Weighted average ordinary shares outstanding – basic and diluted *	8,854	5,912

* All share and per share information retroactively reflects reverse stock split – see note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

3

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30,
	2024	2023
	U.S. dollars in thousands
Net Loss	(5,237)	(5,402)

Other Comprehensive loss
Reporting currency translation loss	(106)	(891)

Total other comprehensive loss	(106)	(891)

Total comprehensive loss	(5,343)	(6,293)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

4

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Share capital		Additional	Accumulated other
	Number of Shares	Amount	paid-in capital	comprehensive loss	Accumulated loss	Total

BALANCE AS OF JANUARY 1, 2024	5,912,223	5	58,780	(2,414)	(47,181)	9,190
CHANGES IN 2024:
Public offering of shares, net of issuance costs of $ 148	6,153,892	5	7,550	-	-	7,555
Reclassification of liability classified share-based compensation awards to equity (Note 8)	-	-	302	-	-	302
Share-based compensation	-	-	190	-	-	190
Net loss	-	-	-	-	(5,237)	(5,237)
Other comprehensive loss	-	-	-	(106)	-	(106)
BALANCE AS OF JUNE 30, 2024	12,066,155	10	66, 822	(2,520)	(52,418)	11,894

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

5

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF AND CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Share capital		Additional	Accumulated other
	Number of Shares	Amount	paid-in capital	comprehensive income (loss)	Accumulated loss	Total

BALANCE AS OF JANUARY 1, 2023	5,912,223	5	58,277	(1,595)	(35,426)	21,261
CHANGES IN 2023:
Share-based compensation	-	-	280	-	-	280
Net loss	-	-	-	-	(5,402)	(5,402)
Other comprehensive income	-	-	-	(891)	-	(891)
BALANCE AS OF JUNE 30, 2023	5,912,223	5	58,557	(2,486)	(40,828)	15,248

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

6

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,237)	(5,402)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	164	97
Non-cash finance expenses (income), net	31	(132)
Net changes in operating lease assets and liabilities	(31)	(109)
Share-based compensation	264	141
Changes in operating assets and liabilities:
Trade receivables	-	(304)
Prepaid expenses and other current assets	(764)	129
Inventory	283	(1,250)
Accounts payable	(218)	797
Other payables and accrued expenses	(432)	388
Short term employee benefits	(100)	(163)

Net cash used in operating activities	(6,040)	(5,808)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Short Term Deposit	(3,500)	-
Purchase of equipment	(38)	(583)

Net cash used in investing activities	(3,538)	(583)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of issuance costs	7,551	-
Proceeds from issuance promissory notes	2,870	-
Proceeds from issuance warrants liability	306	-

Net cash provided by financing activities	10,727	-

Effect of change in exchange on cash balances in foreign currencies	(105)	(622)
Net change in cash and cash equivalent	1,044	(7,013)
Cash and cash equivalents and restricted bank deposits at beginning of period	6,896	20,794
Cash and cash equivalents and restricted bank deposits at end of period	7,940	13,781

Supplemental disclosure of cash flow information
Non-cash activity:
Operating lease liabilities arising from obtaining right-of-use assets	22	36
Modification of lease contract	32	-
Purchase of equipment	-	23
Reclassification inventory to property and equipment	-	195
Reclassification of liability classified share-based compensation awards to equity	302	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

7

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

Note 1 - general:

ZOOZ Power Ltd. (hereinafter - “the Company”), an Israeli Company, was incorporated and commenced operations in Israel on February 5, 2013. The offices of the Company are located at 4 Hamelacha St., Lod, Israel. The Company operates as one operating segment and is engaged in developing, manufacturing, marketing and selling Flywheel-based power boosting and power management solutions for ultra-fast multi-ports EV (Electrical Vehicles) charging. The system is based on kinetic storage using flywheels.

In March 2021, the Company completed an initial public offering of shares and marketable warrants on the Tel Aviv Stock Exchange and became a public Company and started trading on that day. In March 2022, the Company completed a public offering of shares and warrants.

On April 4, 2024 (the “Closing Date”), the Company and Keyarch Acquisition Corporation, a Cayman Islands exempted Company (“Keyarch”), consummated their previously announced business combination, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch, ZOOZ, ZOOZ Power Cayman, a Cayman Islands exempted Company and a direct, wholly owned subsidiary of ZOOZ (“Merger Sub”), Keyarch Global Sponsor Limited, a Cayman Islands exempted Company. The merger of Keyarch with Merger Sub resulted in the exchange of shares of Keyarch ordinary shares held by Keyarch shareholders for newly issued ZOOZ ordinary shares on a one-to-one basis. The merger was not within the scope of ASC 805 (“Business Combinations”) because Keyarch did not meet the definition of a business in accordance with ASC 805. The merger was accounted for as a recapitalization; as such, any difference between the fair value of ZOOZ ordinary shares issued and the fair value of Keyarch’s identifiable net assets should be recorded as additional paid-in capital.

At the Closing Date and upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with the Cayman Act, Keyarch and Merger Sub consummated the Merger, pursuant to which Merger Sub was merged with and into Keyarch, with Keyarch being the surviving Company, following which the separate corporate existence of Merger Sub ceased and Keyarch continued as the surviving Company Pursuant to the Closing Date , Keyarch became a direct, wholly-owned subsidiary of the Company.

On February 9, 2024, Keyarch and the Company entered into subscription agreements with certain investors (hereinafter - “subscription agreements”). Under the terms of the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, an aggregate of 1,300,000 Keyarch Class A ordinary shares for a purchase price of $10.00 per share, for gross proceeds of $13,000,000.

On March 21, 2024, the extraordinary general meeting of the Company’s shareholders approved a reverse share split of the Company’s ordinary Shares, effective as of March 25, 2024, at a conversion ratio of 11.43720665.

The Company accounted for the Reverse Stock Splits on a retroactive basis pursuant to ASC 260. As a result, all common stock, warrants, and options outstanding and exercisable for common stock, exercise prices and loss per share amounts have been adjusted, on a retroactive basis, for all periods presented in these financial statements and the applicable disclosures, to reflect such Reverse Stock Split.

On April 4, 2024, ZOOZ issued promissory notes in favor of Keyarch and EarlyBirdCapital (hereinafter EBC underwriters in Keyarch’s initial public offering), for the principal amount of $2,030,000 and $840,000 respectively. The Notes mature on April 4, 2026 and accrues interest at an annual rate of 8%, which interest increases to 15% if the Note is not paid when due. In addition, ZOOZ is required to make mandatory cash prepayments on the Note from time to time in amounts equal to 25% of the gross proceeds less sales commissions received by ZOOZ from equity or equity-linked financings.

Further, at any time, EBC may elect to have any amount of outstanding principal and/or accrued interest of the EBC Note by the transfer of Sponsor Earnout Shares then remaining in the Escrow Account (as defined below) to EBC, with the price per Sponsor Earnout Share for purposes of determining the amount of the obligations satisfied under the EBC Note for such prepayment being equal to ninety percent (90%) of the volume weighted average price of an ordinary share of ZOOZ on the principal U.S. securities exchange on which ZOOZ’s ordinary shares then trade for the five trading day period ending on the trading day immediately prior to the Sponsor’s and ZOOZ’s receipt of the applicable prepayment notice from EBC .

8

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The Sponsor Earnout Shares were deposited in an escrow account (the “Escrow Account”) at the Closing pursuant to an escrow agreement, dated April 4, 2024 (the “Escrow Agreement”), which Escrow Agreement governs the release of such Sponsor Earnout Shares in accordance with the Sponsor Letter Agreement, Sponsor Note and EBC Note.

The Company’s shareholders are entitled to additional contingent consideration of up to 4 million ordinary shares upon the Company’s achievement of the applicable earnout milestones (hereinafter - “the Earnout Rights”), During five years commencing at the end of the full fiscal quarter following the Closing date. In the event the volume-weighted average price of ZOOZ ordinary shares (“VWAP”) exceeds $12, for any twenty (20) trading days within any thirty (30) consecutive trading day period during such period, then 1 million Earnout Shares will be issuable (constituting 25% of the Earnout Shares). In addition, in the event the VWAP exceeds $16 for the Trading Period, then 1,400,000 Earnout Shares are issuable (constituting 35% of the Earnout Shares), and additionally, in the event VWAP exceeds $23 for the Trading Period, then 1,600,000 Earnout Shares are issuable (constituting 40% of the Earnout Shares) as set forth in the Business Combination Agreement, in the form of non-tradable, non-assignable rights, that were issued by the Company pro rata to the Pre-Closing Company Shareholders on April 4, 2024. The earnout are indexed to the Company’s own stock and, accordingly, the earnout is now classified within equity.

In connection to the Closing date of the Business Combination, the Company’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024, and became a dual Company.

Following the Issuance of Earnout rights in April 2024, the Company’s options and warrants conversion ratio has been adjusted, so each option or warrant will be exercisable to 1.18961 common shares.

As part of the transaction Keyarch’s warrants at an amount of 6,022,050 with a total fair value of $0.3 million were converted to the Company’s warrants and were recorded in the consolidated financial statements, measured in accordance with the fair market value, as determined in accordance with the closing market price at the closing date. Changes in fair value are recognized through finance income or expense in the statement of operations. For more information see Note 7.

The net proceeds received by the Company as part of the Merger Agreement Closing and the PIPE Financing totaled to $10.875 million; issuance costs of $ 148 thousand were recorded as a reduction to Shareholders’ Equity.

Current impact of Swords of Iron War

On October 7, 2023, following a surprise attack by the terrorist organization, Hamas, from the Gaza Strip, the Israeli government declared the “Swords of Iron” War. Following the attack from the Gaza Strip, an attack was also launched towards northern Israel by the terrorist organization, Hezbollah, from Lebanon and tensions in other sectors increased. As of the date of approval of the financial statements, the security situation in both the southern sector and the northern sector remained tense, and the uncertainty regarding the return to normalcy remains.

The Company’s factory is located in the city of Lod. The Company’s facilities were not damaged during the war. In accordance with the guidelines of the National Emergency Authority, there is no denial of access or any restriction in the activity of the Company’s facilities. As of the date of approval of the financial statements, the Company operates normally. As of the date of publication of the financial statements, there is no material impact on the Company’s supply chain. However, if the security situation continues for an extended period of time, the Company’s production capacity and even marketing and advertising activities outside of Israel may be affected. At this stage, the Company cannot reasonably assess the consequences of the continuation of the Swords of Iron War on the level of its activity and the results of this activity. These consequences depend, among other things, on the duration and scope of the war, on its economic effects on the entire economy in Israel and on the ability to raise capital from foreign and local investors and the industry in which the Company operates.

9

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The Company continues regularly to monitor the development of events and considers the implications for its business activity and the measures it will take accordingly.

Liquidity

The Company has net losses for the six months ended June 30, 2024 and June 30, 2023 in the amounts of $5,237 thousand $5,402 thousands and negative cash flows from operating activities in the amounts of $6,040 thousand and $5,808 thousand, respectively.

The Company has historically financed its operations over the years by raising funds from investors. On April 4, 2024, the Company finalized a merger deal with a SPAC. As part of the merger 10.875 million USD, was invested in the company. Since the Company has just started commercial sales of its products and considering the Company’s expected cash usage, the Company’s cash balance as of June 30, 2024, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is looking to secure financing from various sources, including additional investment funding. There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operation.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 - significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. ZOOZ’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these financial statements, the most significant estimates relate to inventory net realizable value and share-based compensation.

Basis of presentation of financial statements

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain prior-period amounts were reclassified to conform to the current period presentation.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

10

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The results of operations for the six months ended June 30, 2024 shown in these financial statements are not necessary indicative of the results to be expected for the full year ending December 31, 2024. The unaudited condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2023.

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2023.

The carrying value of cash, other current assets and accounts payables, other payables and accrued expenses (included in the condensed balance sheets) approximates their fair value because of their generally short maturities. The promissory notes bear annual interest at rates close to the prevailing market rates.

The fair value of restricted bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

The Company’s financial instruments which are considered as a Level 3 measurement are the warrants liability and the share-based payment liability. For more information see Note 7 and Note 8, respectively.

Concentration of credit risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and restricted bank deposits.

The Company’s cash and restricted bank deposits are invested in banks domiciled in Israel. Accordingly, management believes that these restricted bank deposits have minimal credit risk.

New Accounting Pronouncements:

Accounting Pronouncements effective in future periods

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its Segment disclosure. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements.

11

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

Note 3 - Cash and Cash equivalentS and Restricted bank deposits:

The following table provides a reconciliation of cash and cash equivalents and restricted bank deposits reported on the balance sheets that sum to the same total amount as shown in the statements of cash flows:

	June 30,	December 31,
	2024	2023
	U.S. dollars in thousands

Cash and cash equivalents	7,721	6,672
Restricted bank deposits	219	224
Total cash and cash equivalents and restricted bank deposits shown in the statement of cash flows	7,940	6,896

Note 4 - inventory:

	June 30,	December 31,
	2024	2023
	U.S. dollars in thousands

Raw materials	882	955
Work in process	518	425
Finished goods	1,070	1,468
	2,470	2,848

The Company recorded an inventory write-off of $185 thousands during the six months period ended June 30, 2024, which is presented within cost of revenue in the statement of operations. Inventory write-offs were recorded to reflect anticipated net realizable value on disposition of existing inventory assets.

Note 5 - other payables and accrued expenses:

	June 30,	December 31,
	2024	2023
	U.S. dollars in thousands

Accrued expenses	498	1,045
Grants in advance	368	267
Others	46	75
	912	1,387

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The total amount of grants received from, the BIRD Foundation and from NYPA during the period of six months ended June 30, 2024, is $278 thousand. An amount of $18 thousand and $70 thousands were deducted from research and development expenses for the periods ended on June 30, 2024 and 2023, respectively. An amount of $180 thousand was deducted from Sales and Marketing expenses for the period ended on June 30, 2024 (the amount deducted was received during 2023 and was recorded as liability as of December 31, 2023). Following to the Company’s commitment to pay royalties to the IIA and to other governmental institutions, and the sales incurred during the six months ended June 30, 2024, the Company recorded a provision of $59 thousand for royalties to the IIA and other governmental institutions. Total contingent obligation as of June 30, 2024 amounts to $2.3 million

12

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 - WARRANTS LIABILTY:

As part of the transaction mentioned in note 1, Keyarch’s warrants were converted to the Company’s warrants and recorded in the consolidated financial statements. The exercise price of the warrants is $11.5 and they will expire within five years following the Closing Date, July 2019. Since the warrants’ exercise price is denominated in a currency other than the Company’s functional currency, the warrants are not considered indexed to the Company’s own stock and thus meet the definition of a financial liability. Accordingly, until their exercise, the warrants are measured at fair value each reporting period, and changes in their fair value are recognized in the consolidated statement of operations as part of financial income, net.

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The table below sets forth a summary of the changes in the fair value of the warrants liability classified as Level 1:

June 30,
2024
U.S. dollars in thousands
Balance as of December 31, 2023	-
Initial recognition	306
Changes in fair value	(125)
Balance as of June 30, 2024	181

13

Note 8 - Share based compensation:

Equity classified awards.

The value of benefit is measured on the grant date by reference to the fair value of the granted equity instruments, as described above. The fair value is calculated using the Black and Scholes formula, with the following assumptions:

	June 30, 2024	December 31, 2023
Dividend yield	0%	0%
Expected volatility*	55%-89%	74%-76%
Risk-free interest rate	3.3%-5.8%	3.3%-3.9%
Expected term (years)	2-7 years	4-7 years
Exercise price (USD)	3.32-15.45	3.32-11.78

* Volatility is based on the historical fluctuation in share prices of peer companies over similar periods to the expected life of the option until exercise date.

The following is summary information of equity classified options in 2023:

	Six months ended June 30, 2024
		Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic
	Number	USD	years	Value
Outstanding as of December 31, 2023	428,457	7.55	8.9	-
Forfeited	(64,672)	10.5	6.9	-
Reclassification of liability classified share-based compensation awards to equity	401,794	9.32	5.7	-
Outstanding as of June 30, 2024	765,579	8.31	7.1	-
Exercisable as of June 30, 2024	528,031	8.80	6.5	-

14

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The following is information regarding exercise prices and remaining contractual lives of outstanding options as of June 30, 2024:

June 30, 2024
outstanding			Exercisable
Number of options outstanding	Exercise price range (USD)	Weighted average remaining contractual life	Number of options Exercisable	Exercise price range (USD)	Weighted average remaining contractual life
40,654	3.22	9.1	-	-	-
37594	4.23	8.7	11,751	4.23	8.7
9,617	4.63	8.5	3,525	4.63	8.5
13,115	4.71	8.6	4,099	4.71	8.6
48,222	5.74	8.0	24,863	5.74	8.0
85,247	7.12	8.2	39,346	7.12	8.2
75,309	7.57	3.5	75,309	7.57	3.5
46,048	7.61	8.8	46,048	7.61	8.8
238,340	7.82	6.3	238,340	7.82	6.3
36,931	8.73	8.8	-	-	-
36,931	11.35	8.8	-	-	-
78,336	15.63	6.3	68,793	15.63	6.3
19,235	17.47	7.3	15,957	17.47	7.3
765,579	8.14	7.8	528,031	8.25	9.37

As of June 30, 2024, there is an unrecognized share-based compensation expense of $223 thousand to be recognized over the average remaining vesting period of 2.26 years.

Liability classified awards

The options were classified as liabilities in accordance with ASC 718, as the exercise price is denominated in USD, that is not the Company’s functional currency and not the employees’ salary currency or the currency in which the employees are paid. Accordingly, the options were measured at fair value each reporting period, and changes in their fair value were recognized in the statements of operations. The fair value of the options as of the closing date, April 4, 2024, was evaluated using the Black-Scholes Option Pricing Model. Following the merger in April 2024, as detailed in note 1, given that the currency of the market in which the Company’s equity securities are traded, these awards were reclassified to equity. For the various scenarios modeled, volatility is based on companies in the industry by statistical analysis of a daily share pricing model. The risk-free interest rate assumption is based on observed interest rates appropriate for the period until the options expiration date.

The table below sets forth a summary of changes in the fair value of the options:

	Number of options measured at fair value	Fair value (U.S. Dollars in thousands)
Balance as of December 31, 2023	405,714	232
Effect of change in exchange rate	-	(4)
Changes in fair value	-	74
Reclassification of liability classified share-based compensation awards to equity	(401,794)	(302)
Balance as of June 30, 2024	-	-

15

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The following table summarizes assumptions used as of December 31, 2023:

December 31, 2023
Expected dividend	0%
Expected volatility	79.6%-95.7%
Risk-free interest rate	4.68%-5.27%
Expected life	1.5-5
Exercise price (USD)	0.40-1.37

The table below presents the expense (income) recognized in the financial statements of the Company in respect to share-based payment:

	Six months ended June 30
	2024			2023
	Equity classified awards	Liability classified awards	Total expense	Equity classified awards	Liability classified awards	Total expense
Cost of revenue	-	-	-	(19)	(5)	(24)
Research and development expenses (income)	67	41	108	103	(116)	(13)
Sales and marketing expenses (income)	51	20	71	46	(21)	25
General and Administrative expenses	72	13	85	150	3	153
	190	74	264	280	(139)	141

Note 9 - RELated parties TRANSACTIONS:

	Six months ended June 30
	2024	2023
	U.S. dollars in thousands
Balances With Related Parties:
Promissory note	2,069	-
Transactions with Related Parties:
Finance expenses:
Interest expense related to Promissory note	39	-
Share based compensation:
Research and development income, net	20	(22)
General and administrative expenses	81	95

On June 1, 2024, the CEO ceased his service. On that date 4,771 options were forfeited.

The Company recorded a provision with respect of the employment termination

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